                CANWEST MEDIA INC. (formerly 3815668 Canada Inc.)


                        CONSOLIDATED FINANCIAL STATEMENTS


              FOR THE THREE MONTHS ENDED NOVEMBER 30, 2004 and 2003


                                   (UNAUDITED)

[PricewaterhouseCoopers LETTERHEAD]


January 5, 2005

To the Audit Committee of CanWest Media Inc.

In accordance with our engagement letter dated January 21, 2004, we have reviewed the accompanying interim consolidated balance sheet of CanWest Media Inc. (the "Company") as at November 30, 2004 and the related interim consolidated statements of earnings, retained earnings and cash flows for the three month period then ended. These interim consolidated financial statements are the responsibility of the Company's management.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the interim financial statements; accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

This report is solely for the use of the Audit Committee of the Company to assist it in discharging its regulatory obligation to review these interim consolidated financial statements, and should not be used for any other purpose. Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.


[SIGNATURE OF PricewaterhouseCoopers LLP]


Chartered Accountants


PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

                CANWEST MEDIA INC. (formerly 3815668 Canada Inc.)
                       CONSOLIDATED STATEMENTS OF EARNINGS
                                   (UNAUDITED)
                       (In thousands of Canadian dollars)

                                                                 For the three months ended
                                                               ------------------------------
                                                                November 30,     November 30,
                                                                   2004             2003
                                                                               Revised (note 1)
Revenue                                                           872,630           800,604
Operating expenses                                                409,924           386,324
Selling, general and administrative expenses                      173,101           163,881
                                                               ----------        ----------
                                                                  289,605           250,399
Amortization of intangibles                                         4,939             4,538
Amortization of property, plant and equipment                      21,539            22,429
Other amortization                                                  1,179             1,305
                                                               ----------        ----------
Operating income                                                  261,948           222,127
Interest expense                                                  (73,244)          (87,346)
Interest income                                                       841             4,700
Amortization of deferred financing costs                           (2,201)           (2,118)
Interest rate and foreign currency swap gains (losses)            (44,598)            1,320
Foreign exchange gains                                             10,499             4,691
Investment gains and losses (note 6)                                1,635               249
Loss on debt extinguishment (note 5)                              (43,992)                -
Dividend income                                                         -             1,415
                                                               ----------        ----------
                                                                  110,888           145,038
Provision for income taxes (note 4)                                37,213            30,226
                                                               ----------        ----------
Earnings before the following                                      73,675           114,812
Minority interest                                                 (38,407)          (31,254)
Interest in earnings (loss) of equity
  accounted affiliates                                                451              (163)
Realized currency translation adjustments                               -               500
                                                               ----------        ----------
Net earnings for the period                                        35,719            83,895
                                                               ==========        ===========

The notes constitute an integral part of the consolidated financial statements.

                CANWEST MEDIA INC. (formerly 3815668 Canada Inc.)
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)
                       (In thousands of Canadian dollars)


                                                              As at            As at
                                                           November 30,      August 31,
                                                               2004            2004
                                                                           Revised (note 1)
ASSETS
Current Assets
Cash                                                           54,071            93,958
Accounts receivable                                           630,408           487,536
Inventory                                                      12,165            13,449
Investment in film and television programs                    206,596           194,099
Future income taxes                                             6,234             6,166
Other assets                                                   39,368            22,574
                                                          -----------      ------------
                                                              948,842           817,782
Other investments                                              23,190            26,828
Investment in film and television programs                     44,008            35,157
Due from parent and affiliated companies                      133,385           135,172
Property, plant and equipment                                 693,783           694,633
Future income taxes                                             5,785             5,580
Other assets                                                  180,603            90,199
Intangible assets                                           1,172,706         1,182,145
Goodwill                                                    2,469,200         2,465,248
                                                          -----------      ------------
                                                            5,671,502         5,452,744
                                                          ===========      ============
LIABILITIES
Current Liabilities
Accounts payable                                              157,109           153,591
Accrued liabilities (note 3)                                  233,748           240,021
Income taxes payable                                           43,789            20,153
Film and television program accounts payable                   95,989            65,270
Deferred revenue                                               33,191            34,218
Future income taxes                                             6,072             6,072
Current portion of long term debt                              30,430            33,204
                                                          -----------      ------------
                                                              600,328           552,529
Long term debt and related foreign currency swap
  liability (note 5)
                                                            3,320,613         3,201,051
Interest rate and foreign currency swap liability             115,013           120,341
Other accrued liabilities                                     106,912           110,672
Future income taxes                                           122,908           136,123
Minority interest                                             116,016            77,456
                                                          -----------      ------------
                                                            4,381,790         4,198,172
                                                          -----------      ------------
Commitments, contingencies and guarantees (note 9)
SHAREHOLDER'S EQUITY
Capital stock                                                 438,838           438,838
Contributed surplus                                           132,953           132,953
Retained earnings                                             726,672           690,953
Cumulative foreign currency translation adjustments            (8,751)           (8,172)
                                                          ------------     -------------
                                                            1,289,712         1,254,572
                                                          -----------      ------------
                                                            5,671,502         5,452,744
                                                          ===========      ============

The notes constitute an integral part of the consolidated financial statements.

                CANWEST MEDIA INC. (formerly 3815668 Canada Inc.)
                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                                   (UNAUDITED)
                       (In thousands of Canadian dollars)


                                                      For the three months ended
                                                     -----------------------------
                                                     November 30,     November 30,
                                                        2004             2003

Retained earnings - beginning of year                  690,953           910,211

Net earnings for the period                             35,719            83,895
                                                    ----------        ----------

Retained earnings - end of period                      726,672           994,106
                                                    ==========        ==========

The notes constitute an integral part of the consolidated financial statements.

                CANWEST MEDIA INC. (formerly 3815668 Canada Inc.)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
                       (In thousands of Canadian dollars)


                                                                        For the three months ended
                                                                      -------------------------------
                                                                      November 30,       November 30,
                                                                         2004               2003
                                                                                       Revised (note 1)
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings from continuing operations for the period                   35,719             83,895
Items not affecting cash
  Amortization                                                           29,858             30,390
  Interest paid in kind                                                  22,529             23,362
  Future income taxes                                                   (13,347)            13,164
  Realized currency translation adjustments                                   -               (500)
  Interest rate and foreign currency swap losses net of
    settlements
                                                                            453             (1,320)
  Investment gains and losses                                            (1,635)              (249)
  Loss on debt extinguishment                                            43,992                  -
  Amortization of film and television programs                            2,984                  -
  Minority interest                                                      38,407             31,254
  Other                                                                    (702)             2,422
Investment in film and television programs                               (3,255)            (9,979)
                                                                       --------          ---------
                                                                        155,003            172,439
Changes in non-cash operating accounts                                 (138,174)          (130,083)
                                                                       --------          ---------
Cash flows from operating activities                                     16,829             42,356
                                                                       --------          ---------

INVESTING ACTIVITIES
Other investments                                                            83               (104)
Acquisition                                                             (12,493)                 -
Proceeds from sales of other investments                                  2,171                  -
Proceeds from sale of property, plant and equipment                         400                  -
Purchase of property, plant and equipment                               (18,009)           (12,986)
Advances to parent and affiliated companies                               1,787            (15,443)
                                                                       --------          ---------
                                                                        (26,061)           (28,533)
                                                                       --------          ---------
FINANCING ACTIVITIES
Issuance of long term debt                                              235,587                  -
Repayment of long term debt                                            (169,367)          (102,270)
Swap recouponing payments                                               (98,502)           (11,183)
Issuance of share capital of Network TEN                                  1,465              1,941
                                                                       --------          ---------
                                                                        (30,817)          (111,512)
                                                                       --------          ---------
Foreign exchange gain on cash denominated in foreign
  currencies
                                                                            162                831
                                                                       --------          ---------
Net change in cash                                                      (39,887)            96,858
Cash - beginning of period                                               93,958            134,385
                                                                       --------          ---------
Cash - end of period                                                     54,071             37,527
                                                                       ========          =========

The notes constitute an integral part of the consolidated financial statements.

                CANWEST MEDIA INC. (formerly 3815668 Canada Inc.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE THREE MONTHS ENDED NOVEMBER 30, 2004 AND 2003
                                   (UNAUDITED)
          (In thousands of Canadian dollars except as otherwise noted)

1.   SIGNIFICANT ACCOUNTING POLICIES

     On November 18, 2004, 3815668 Canada Inc. amalgamated with its wholly-owned subsidiary CanWest Media Inc. (the "Company") and was renamed CanWest Media Inc. CanWest Media Inc. and its two predecessor companies are wholly-owned subsidiaries of CanWest Global Communications Corp. ("CanWest"). This transaction has been accounted for on a "continuity of interests" basis. These financial statements reflect the consolidated financial position and consolidated results of operations of 3815668 Canada Inc. for all periods prior to November 18, 2004.

     The Company is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, outdoor advertising, production and distribution of film and television programming and Internet websites in Canada, Australia, New Zealand and Ireland. The Company's operating segments include television and radio broadcasting, publishing and online operations and outdoor advertising. In Canada, the Television Broadcast segment includes the operation of the Global Television Network, Prime, various other conventional and specialty channels and Cool FM and The Beat radio stations. The Australian Television Broadcast segment includes the Company's interest in TEN Group Pty Limited ("TEN Group"), which owns and operates Australia's TEN Television Network ("Network TEN"). The Canadian Publishing and Online segment includes the publication of a number of newspapers, including metropolitan daily newspapers and the National Post, as well as operation of the canada.com web portal and other web-based operations. The New Zealand Television Broadcast segment includes CanWest MediaWorks NZ Limited's 3 and C4 Television Networks. The New Zealand Radio Broadcast segment includes CanWest MediaWorks NZ Limited's RadioWorks operation. The Irish Television Broadcast segment includes the Company's 45% interest in the Republic of Ireland's TV3 Television Network. The Australian Outdoor Advertising segment includes the Company's interest in EyeCorp, an outdoor advertising operation which is wholly owned by TEN Group. The Corporate and Other segment includes various investments in media operations.

     The Company's broadcast customer base is comprised primarily of large advertising agencies, which place advertisements with the Company on behalf of their customers. Publishing and Online revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company's advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

     A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

     Basis of presentation

     The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and reflect all adjustments which are, in the opinion of management, necessary for fair statement of the results of the interim periods presented. However, these interim financial statements do not include all of the information and disclosures required for annual financial statements. The accounting policies used in the preparation of these interim financial statements are the same as those used in the most recent annual financial statements except as indicated below. These interim statements should be read in conjunction with the most recent annual financial statements of the Company. All amounts are expressed in Canadian dollars unless otherwise noted. A reconciliation to accounting principles generally accepted in the United States is provided in note 11.

     Share-based compensation

     The Company has share-based compensation plans under which options of its parent company, CanWest, are issued to certain employees. These options are granted by CanWest with exercise prices equal to the market value of the underlying stock on the date of grant. CanWest adopted the fair value method of accounting recommended by the CICA in Section 3870, "Stock-based compensation and other stock-based payments", prospectively for share-based compensation awards granted after September 1, 2003. Accordingly, in the period, the Company expensed $1.4 million (2003 - $0.4 million) related to stock options granted by CanWest to the employees of the Company. The fair value of the options granted during the three months ended November 30, 2004 was estimated using the Black-Scholes option pricing model with the assumptions of no dividend yield (2003 - nil), an expected volatility of 42% (2003 - 52%), risk free interest rates of 4.2% (2003 - 4.5% to 4.9%)
     and an expected life of 7 years (2003 - 7 to 9 years).

     The total fair value of 1,177,500 stock options (2003 - 510,500) that were granted by the Company during the three months ended November 30, 2004 was $6.3 million (2003 - $3.9 million), a weighted average fair value per option of $5.35 (2003 - $7.64).

     The following are proforma results reflecting the fair value based method of accounting for share-based compensation for options issued prior to September 1, 2003.

     The proforma cost of share compensation expense for the three months ended November 30, 2004 would be $0.3 million (2003 - $0.4 million). A value of $2.5 million would be charged to proforma net earnings in future years according to the vesting terms of the options. The resulting proforma net earnings for the three months ended November 30, 2004 would be $35.4 million (2003 - $83.5 million).

     The Company's proforma disclosure does not apply to awards prior to 1996.

     Changes in Accounting Policies

     Reporting circulation revenue on a gross basis

     During the year ended August 31, 2004 the Company retroactively adopted the provisions of the Emerging Issues Committee of the CICA, EIC - 123, "Reporting Revenue Gross as a Principal versus Net as an Agent" which was effective September 1, 2002. Under this provision circulation revenues are reported on a gross basis. Previously the Company reported circulation revenue net of certain of its distribution contract costs. As a result of the adoption the Company has retroactively revised its results. The impact of the revision was to increase sales and operating expenses by $11.6 million for the three months ended November 30, 2003. There was no impact on net earnings.

     Consolidation of variable interest entities

     Effective September 1, 2004 the Company has adopted the provisions of The Accounting Standards Board of the Institute of Chartered Accountants of Canada, AcG-15, Consolidation of Variable Interest Entities. The Company has determined that it is the primary beneficiary of TEN Group, a variable interest entity. Accordingly, as required by AcG-15 the Company has consolidated the results of TEN Group. AcG-15 has been adopted on a retroactive basis with restatement of prior periods. Previously, the Company accounted for its investment in TEN Group using the equity method. As at November 30, 2004 the Company holds a 56.6% economic interest in TEN Group (56.6% at August 31, 2004). The interest held by the 43.4% minority is classified in minority interests.

     Consolidated Balance Sheets

     The following is a reconciliation of the Company's consolidated balance sheets reflecting the impact of the adoption of AcG-15.

     As at August 31, 2004

                                                      As previously         Effect of the
                                                         reported         adoption of AcG-15      As revised
     ASSETS
     Current Assets
     Cash                                                 77,335                16,623                93,958
     Accounts receivable                                 361,085               126,451               487,536
     Distributions receivable from TEN Group              36,567               (36,567)                    -
     Inventory                                            13,449                     -                13,449
     Investment in film and television programs           71,601               122,498               194,099
     Future income taxes                                   6,166                     -                 6,166
     Other assets                                         18,853                 3,721                22,574
                                                     -----------           -----------           -----------
                                                         585,056               232,726               817,782
     Investment in TEN Group                              39,929               (39,929)                    -
     Other investments                                    12,024                14,804                26,828
     Investment in film and television programs           33,467                 1,690                35,157
     Due from parent and affiliated companies            135,172                     -               135,172
     Property, plant and equipment                       618,042                76,591               694,633
     Future income taxes                                       -                 5,580                 5,580
     Other assets                                         86,259                 3,940                90,199
     Intangible assets                                   928,787               253,358             1,182,145
     Goodwill                                          2,373,442                91,806             2,465,248
                                                     -----------           -----------           -----------
                                                       4,812,178               640,566             5,452,744
                                                     ===========           ===========           ===========
     LIABILITIES
     Current Liabilities
     Accounts payable                                     62,363                91,228               153,591
     Accrued liabilities                                 196,323                43,698               240,021
     Income taxes payable                                 10,431                 9,722                20,153
     Film and television program accounts
          payable                                         27,966                37,304                65,270
     Deferred revenue                                     31,959                 2,259                34,218
     Future income taxes                                   6,072                     -                 6,072
     Current portion of long term debt                    31,712                 1,492                33,204
                                                     -----------           -----------           -----------
                                                         366,826               185,703               552,529
     Long term debt and related foreign
          currency swap liability                      2,840,591               360,460             3,201,051
     Interest rate and foreign currency swap
          liability                                      120,341                     -               120,341
     Other accrued liabilities                            77,583                33,089               110,672
     Future income taxes                                 136,123                     -               136,123
     Minority interest                                    16,142                61,314                77,456
                                                    ------------          ------------          ------------
                                                       3,557,606               640,566             4,198,172
                                                    ------------          ------------          ------------
     SHAREHOLDER'S EQUITY
     Capital stock                                       438,838                     -               438,838
     Contributed surplus                                 132,953                     -               132,953
     Retained earnings                                   690,953                     -               690,953
     Cumulative foreign currency translation
     adjustments                                          (8,172)                    -                (8,172)
                                                     ------------          -----------           ------------
                                                       1,254,572                     -             1,254,572
                                                     -----------           -----------           -----------
                                                       4,812,178               640,566             5,452,744
                                                     ===========           ===========           ===========

     The following supplemental note disclosure relates to the effect that the consolidation of TEN Group has on certain balances as of and for the year ended August 31, 2004.

     Investment in film and television program rights

                                                                 As at August 31, 2004
                                                          -----------------------------------
                                                               Current              Long term
     Broadcast rights                                          122,003                  1,690
     Other                                                         495                      -
                                                            ----------             ----------
                                                               122,498                  1,690
                                                            ==========             ==========

     Property, plant and equipment

                                                                           As at August 31, 2004
                                                              ---------------------------------------------
                                                                                Accumulated
                                                                   Cost         Amortization           Net
     Land                                                          4,834                 -            4,834
     Buildings                                                     9,065            (2,105)           6,960
     Leasehold improvements                                        4,931              (935)           3,996
     Plant and equipment                                         173,074          (114,057)          59,017
     Plant and equipment under lease                               6,351            (4,567)           1,784
                                                              ----------        ----------        ---------
                                                                 198,255          (121,664)          76,591
                                                              ==========        ==========        =========

     Intangible assets

                                                                           As at August 31, 2004
                                                              ---------------------------------------------
                                                                                Accumulated
                                                                   Cost         Amortization           Net

     Finite Life:
       Site licences                                              27,485             2,445           25,040
     Indefinite Life:
       Broadcast licences                                        228,318                 -          228,318
                                                              ----------        ----------        ---------
                                                                 255,803             2,445          253,358
                                                              ==========        ==========        =========

     Site licences represent outdoor site leases. These licences are amortized on a straight line basis over the term of the leases (approximately 20 to 40 years).

     Goodwill

     As at August 31, 2004 goodwill of $54 million relates to the Australia - Outdoor advertising segment, and $38 million relates to the Australia Network TEN segment. There were no changes in the goodwill balances in the year ended August 31, 2004.

     Long term debt

                                                          As at August 31,
                                                                2004
     Unsecured Bank Loan (1)                                   163,048
     Senior unsecured notes (2)                                164,585
     Other                                                       3,169
                                                            ----------
                                                               330,802
     Effect of foreign currency swap                            31,150
                                                            ----------
     Total long term debt                                      361,952
     Less portion due within one year                            1,492
                                                            ----------
     Long term portion                                         360,460
                                                            ==========

     (1) Credit facility provides for a maximum of $652 million (A$700 million) in advances. At August 31, 2004 the TEN group had drawn A$175 million against this facility leaving an availability of A$525 million. This facility matures in December 2008. The TEN Group entered into interest rate swap contracts with a notional amount of A$250 million to fix the interest on this facility and subsequent facilities with maturities to 2011. The effective interest rate of this debt is approximately 5.7%.

     (2) The US$125 million unsecured notes mature in March 2013. The TEN Group has entered into a US$125 million cross currency interest rate swap resulting in floating rates and a fixed currency exchange rate of US$1:A$1.6807. The effective interest rate of this debt is approximately 6.4%.

     Commitments

     As at August 31, 2004 the TEN Group had the following commitments:


     Year ended August 31,                 2005         2006         2007         2008         2009     thereafter
     Capital expenditures                  2,735          464            -            -             -           -
     Program expenditures                 57,773       28,391       40,205       16,528         6,947           -
     Leases                               35,254       28,649       22,341       15,174         7,042      39,108
                                       ---------    ---------    ---------    ---------     ---------    --------
     Total                                95,762       57,504       62,546       31,702        13,989      39,108
                                       =========    =========    =========    =========     =========    ========


2.   ACQUISITIONS

     Effective September 1, 2004, TEN Group acquired the remaining interest in Eye Shop not already owned for cash consideration of $12.5 million (A$13.4 million). A summary of the fair value of assets acquired follows:

     Current assets                                                    4,058
     Property, plant and equipment                                     5,596
     Goodwill                                                          7,628
                                                                    --------
     Total assets                                                     17,282
                                                                    --------
     Current liabilities                                               1,223
                                                                    --------
     Total liabilities                                                 1,223
                                                                    --------
                                                                      16,059
                                                                    ========
     Consideration:
     Cash                                                             12,493
     Carrying value of Eye Shop at date of acquisition                 3,566
                                                                    --------
                                                                      16,059
                                                                    ========

3.   RESTRUCTURING ACCRUALS

     For the period ended November 30, 2004, expenditures charged to the restructuring accruals were $0.4 million. The balance of the restructuring accruals is expected to be substantially disbursed by August 31, 2005.

                                                             Lease/
                                                            contract
                                           Severance       termination      Integration         Other         Total
     Balance August 31, 2004                    5,018             159              250               999        6,426
     Expenditures                                (392)            (56)               -                 -         (448)
                                          -----------      ----------       ----------         ---------    ---------
     Balance November 30, 2004                  4,626             103              250               999        5,978
                                          ===========      ==========       ==========         =========    =========

4.   INCOME TAXES

     The Company's provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

                                                                        For the three months ended
                                                                               November 30,
                                                                        ---------------------------
                                                                           2004           2003
                                                                                    Revised (note 1)
     Income taxes at combined Canadian statutory
     rate of 35.20% (2003--35.59%)                                        39,033          51,619
     Non-taxable portion of capital (gains) and losses                     1,358               -
     Effect of valuation allowance on future tax assets                    1,285               -
     Effect of foreign income tax rates differing from Canadian
         income tax rates                                                 (8,214)        (15,533)
     Tax costs of exchange note offer                                      5,777               -
     Change in expected future tax rates                                  (4,144)              -
     Large corporations tax                                                  944             800
     Effect of change in tax rates                                             -           4,246
     Effect of resolved tax dispute                                            -          (7,000)
     Non-deductible expenses and withholding taxes                           709           2,508
     Utilization of loss carry forwards not previously tax effected            -          (5,589)
     Other                                                                   465            (825)
                                                                        --------        --------
     Provision for income taxes                                           37,213          30,226
                                                                        ========        ========

5.   LONG TERM DEBT

     On November 18, 2004, the Company completed an exchange offer to exchange a new series of 8% Senior Subordinated notes due 2012 for the outstanding 12 1/8% Senior notes due 2010 issued by the Hollinger Participation Trust. In the exchange offer, the holders of the trust notes received US$1,240 principal amount of new notes in exchange for each US$1,000 of trust notes. In addition, the Company completed a concurrent offer of notes, proceeds of which were used to retire the 12 1/8% junior subordinated notes held by Hollinger, which had not been participated to the Hollinger Participation Trust. The effect of these transactions replaced the Company's existing $903.6 million 12 1/8% junior subordinated notes (including accrued interest to November 18, 2004) with new $908.1 million (US$761.1 million) 8% senior subordinated notes.

     The issuance of the new notes was recorded at their fair value at November 18, 2004 of $944 million. The difference between the fair value of the new notes and the book value of the junior subordinated notes together with certain other costs of settling the debt totaling $44 million, was charged to earnings as a loss on debt extinguishment.

     The Company has entered into a US$761.1 million cross-currency interest rate swap resulting in floating interest rates on its senior subordinated notes at interest rates based on CDOR plus a margin and a fixed currency exchange rate of US$1:$1.1932 until September 2012.

     Under its Senior Secured Credit facility the Company is required to maintain a fair value of its interest rate swaps and foreign currency and interest rate swaps above a prescribed minimum liability. There are also prescribed minimum liabilities with individual counterparties, which have two-way recouponing provisions. The Company was required to make recouponing payments of $137.0 million in the three months ended November 30, 2004 (2003 - $11.2 million), $44.1 million of this recouponing payment related to overhanging swaps and accordingly was reflected in cash flows from operating activities. Further strengthening of the Canadian currency and/or declining interest rates may result in further payments to counterparties.


6.   INVESTMENT GAINS AND LOSSES

     The Company has recorded the following investment gains and losses.

                                        For the three months ended November 30,
                                        ---------------------------------------
                                              2004                  2003

     Gain on sale of investments               2,171                    -
     Dilution gain - TEN Group                   176                  249
     Other                                      (712)                   -
                                            ---------             -------
                                               1,635                  249
                                            ========              =======

7.   RELATED PARTY TRANSACTIONS

     Due from parent and affiliated companies consist of the following:

                                                                          As at                 As at
                                                                       November 30,           August 31,
                                                                           2004                  2004
     Due from parent, CanWest-- non-interest bearing                       77,670               79,460
     Due from various affiliated companies--
       CanWest Entertainment Inc. -- non-interest
       bearing                                                             60,669               60,637
     Fireworks Entertainment Inc.-- non-interest
       bearing                                                            413,792              413,821
     Provision for loan impairment                                       (418,746)            (418,746)
                                                                     ------------          -----------

     Due from parent and affiliated companies                             133,385              135,172
                                                                     ============          ===========

     These advances have no fixed repayment terms.

     The Company has loans due from Fireworks Entertainment Inc. and its parent, CanWest Entertainment Inc., companies controlled by Canwest, which are subject to measurement uncertainty. The recoverable amounts of the loans will depend upon the sales proceeds from the disposal. Following a period of poor financial performance and increasing concern about the significant decline in the marketability of Fireworks products internationally, in fiscal 2004 CanWest commenced a process to sell its Fireworks Entertainment Division. A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, the Company has established a provision of $419 million against these loans.

     The Company made operating lease payments of $0.8 million to CanWest and affiliated Companies for the three months ended November 30, 2004 (2003 - $0.8 million). For the three months ended November 30, 2004, the Company acquired broadcast rights for television programs from Fireworks in the amount of $2.2 million (2003 - $1.6 million).

     Senior subordinated notes held by CanWest Communications Corporation, the parent company of CanWest, totaled $49.7 million (US$41.9 million) at November 30, 2004 (August 31, 2004 - $55.0 million (US$41.9 million)). This debt matures on May 15, 2011 and bears interest at 10.625%. For the three months ended November 30, 2004, interest expense related to this debt totaled $1.5 million (2003 - $1.6 million).


8.   EMPLOYEE BENEFIT PLANS

     The Company has a number of funded and unfunded defined benefit plans, as well as defined contribution plans, that provide pension, other retirement and post retirement benefits to its employees. The measurement date for our plans is June 30 of each year. Information regarding the components of net periodic benefit cost for our benefit plans is presented below:

                                                                   For the three months ended November 30,
                                                                                           Post retirement
                                                                 Pension benefits              benefits
                                                            ----------------------------------------------------
                                                              2004         2003          2004         2003

      Current service cost                                      4,443       4,252         332           315
      Employee contributions                                   (1,540)     (1,514)          -             -
      Accrued interest on benefits                              6,107       5,609         586           584
      Expected return on plan assets                           (5,055)     (4,584)          -             -
      Amortization of transitional obligation                     147         148           -             -
      Amortization of past service costs                          302         302          34            77
      Amortization of net actuarial loss (gain)                   757         839         (13)           34
      Changes in valuation allowance                              (17)        (21)          -             -
                                                            ----------   ---------    -------      --------
      Total pension and post retirement
          benefit expense                                       5,144       5,031         939         1,010
                                                            ==========   =========    ========     ========


9.   COMMITMENTS, CONTINGENCIES and GUARANTEES

     CONTINGENCIES

     (a) On December 17, 2003 the Company filed a statement of claim against Hollinger International Inc., Hollinger Inc. and certain related parties in the amount of $25.7 million plus interest representing amounts owed to the Company related to its acquisition of 50% of The National Post Company partnership in March 2002. In August 2004, the Company obtained a summary judgment in respect of its claim against Hollinger for $22.5 million of this claim plus interest. A payment of $26.5 million was received in November 2004 in satisfaction of this claim. The Company has also requested arbitration related to a further $76.8 million owed by Hollinger International Inc. and Hollinger Canadian Newspapers Limited Partnership related to certain unresolved matters related to its November 15, 2000 acquisition of certain newspaper assets from Hollinger International Inc. and Hollinger Canadian Newspapers Limited Partnership. Hollinger International disputes this claim and claims that it and certain of its affiliates are owed $45 million by the Company.

     (b) In March 2001, a statement of claim was filed against the Company and certain of the Company's subsidiaries by CanWest Broadcasting Ltd.'s ("CBL's") former minority interests requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The action was stayed on the basis that the Ontario courts have no jurisdiction to try the claim. In April 2004, a statement of claim was filed in Manitoba, which was substantially the same as the previous claim, seeking damages of $405 million. The Company believes the allegations are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The Company intends to vigorously defend this lawsuit.

     (c) The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.


10.  SEGMENTED INFORMATION

     The Company operates primarily within the publishing, online, broadcasting and outdoor advertising industries in Canada, New Zealand, Ireland and Australia.

     Each segment below operates as a strategic business unit with separate management. Segment performance is measured primarily on the basis of operating profit(1). Segmented information in Canadian dollars is as follows:

                                                          Revenue(2)                Segment operating profit
                                              --------------------------------  --------------------------------
                                                              Revised (note 1)                  Revised (note 1)
     Operating Segments                            2004             2003             2004             2003
     Publishing and Online - Canada                 325,759          315,101           85,370          83,153
                                              -------------     ------------     ------------     -----------
     Television
     Canada                                         200,281          191,252           55,492          56,170
     Australia - Network TEN                        246,851          212,960          120,192          92,350
     New Zealand                                     35,751           30,381           14,677           9,861
     Ireland                                         11,321            9,860            4,970           3,724
                                              -------------     ------------    -------------     -----------
     Total television                               494,204          444,453          195,331         162,105
     Radio - New Zealand                             23,763           21,358            7,885           7,087
     Outdoor - Australia                             28,904           19,692            7,793           4,367
     Corporate and other                                  -                -           (6,774)         (6,313)
                                              -------------     ------------    -------------     -----------
     Total operating segments                       872,630          800,604          289,605         250,399
                                              =============     ============    =============     ===========

     (1) Segment operating profit is earnings before interest, taxes, amortization, amortization of deferred financing costs, interest rate and foreign currency swap losses and gains, foreign exchange losses and gains, investment gains, loss on debt extinguishment, dividend income, interest in earnings of equity accounted affiliates and realized currency translation gains and losses.

     (2) Represents revenue from third parties. In addition the following segments recorded intercompany revenues: Canadian Television - $0.2 million (2003 - $0.2 million), Publishing and Online - Canada - $0.05 million (2003
     - nil).


11.  UNITED STATES ACCOUNTING PRINCIPLES

     These interim financial statements have been prepared in accordance with Canadian GAAP. In certain aspects GAAP as applied in the United States ("U.S.") differs from Canadian GAAP. The principal differences affecting the company are disclosed in the annual financial statements.

     RECONCILIATION TO US GAAP

     Consolidated Statements of Earnings

     The following is a reconciliation of net earnings reflecting the differences between Canadian and U.S. GAAP:

                                                                                   For the three months ended
                                                                                          November 30,
                                                                              --------------------------------------
                                                                                   2004                   2003
                                                                                                    Revised (note 1)
     Net earnings in accordance with Canadian GAAP                                   35,719               83,895
     Pre-operating costs incurred net of tax of $104 (2003 - $265)                     (187)                (560)
     Amortization of pre-operating costs net of tax of $178 (2003 - $96)                316                  204
     Realization of cumulative translation adjustments net
          of tax of nil                                                                   -                 (500)
     Programming costs imposed by regulatory requirement
          net of tax of $533 (2003 - $682)                                             (956)                (904)
     Pension valuation allowances net of tax of $6 (2003 - $7)                          (11)                 (14)
     Gain (loss) on interest rate and cross currency swaps
          and translation of foreign denominated debt net of
          tax of $17,698 (2003 - $2,738)                                            (11,155)              13,014
     Tax rate change not enacted                                                          -               16,832
     Settlement of acquired tax contingencies net of tax of nil                           -               (7,000)
                                                                                -----------            ---------
     Net earnings for the year in accordance with
       U.S. GAAP                                                                     23,726              104,967
                                                                                ===========            =========

     Consolidated Statements of Comprehensive Income (Loss)

                                                                                        For the three months ended
                                                                                              November 30,
                                                                                -------------------------------------------
                                                                                          2004                   2003
     Net earnings in accordance with U.S. GAAP.............................             23,726                104,967
                                                                                  ------------           ------------
     Unrealized foreign currency translation gain (loss)...................               (579)                11,462
     Unrealized gains on securities available for sale net of tax of nil...                  -                 23,752
     Transition adjustment on swaps net of tax of $44 (2003 - $44).........                 79                     79
                                                                                  ------------           ------------
                                                                                          (500)                35,293
                                                                                 -------------           ------------
     Comprehensive income..................................................             23,226                140,260
                                                                                  ============           ============


     Comprehensive income (loss) - accumulated balances

                                                                             Unrealized
                                                             Foreign           gains            Transition
                                                            currency        (losses) on        adjustment on
                                                           translation       securities            swaps            Total

     Accumulated other comprehensive
      income (loss) - August 31, 2003...............           (33,001)           16,834          (2,230)         (18,397)
     Change during the year ........................            14,795           (16,834)            313           (1,726)
                                                          ------------     -------------    ------------    -------------
     Accumulated other comprehensive
      income (loss) - August 31, 2004...............           (18,206)                -          (1,917)         (20,123)
     Change during the year the three
      months ended November 30, 2004................              (579)                -              79             (500)
                                                         -------------      ------------    ------------    -------------
     Accumulated other comprehensive
      income (loss) - November 30, 2004.............           (18,785)                -          (1,838)         (20,623)
                                                         =============      ============   =============    =============


     A reconciliation of shareholder's equity reflecting the differences between Canadian and U.S. GAAP is set out below

                                                                                        As at                 As at
                                                                                     November 30,           August 31,
                                                                                        2004                   2004

     Shareholder's equity in accordance with Canadian GAAP                            1,289,712             1,254,572
     Pre-operating costs incurred, net of tax of $2,254 (2004 -
       $2,328)                                                                           (4,041)               (4,170)
     Goodwill adjustment related to retroactive equity accounting
       of WIC upon regulatory approval net of tax of nil                                 38,503                38,503
     Goodwill adjustment related to programming costs incurred net of tax
       of $7,222 (2004 - $6,689)                                                        (12,946)              (11,990)
     Goodwill adjustment related to integration costs of CanWest
       Publications net of tax of $936                                                   (1,663)               (1,663)
     Amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination net
       of tax of nil                                                                        938                   938
     Costs to develop intangible assets expensed net of tax of $860                      (1,465)               (1,465)
     Pension valuation allowance net of tax of $260 (2004 - $266)                           445                   456
     Goodwill adjustment related to resolution of acquired tax
       contingencies                                                                     (7,000)               (7,000)
     Adjustment related to treatment of accounting policy change net of
       tax of nil                                                                       160,500               160,500
     Adjustment to reflect losses on interest rate and cross-currency
       swaps net of tax of $19,610 (2004 - $37,308)                                     (39,456)              (28,301)
     Transition adjustment on interest rate swaps, net of tax
       of $1,097 (2004 - $1,141)                                                         (1,838)               (1,917)
                                                                                     ----------            ----------
     Shareholder's equity in accordance with U.S. GAAP                                1,421,689             1,398,463
                                                                                     ==========            ==========

                                       18